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                     January 14, 2022

       J. Michael Hansen
       Chief Financial Officer
       Cintas Corporation
       6800 Cintas Boulevard
       Cincinnati, OH 45262

                                                        Re: Cintas Corporation
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2021
                                                            File No. 000-11399

       Dear Mr. Hansen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing
       cc:                                              Brock Denton